As filed with the Securities and Exchange Commission on April 5, 2000


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               Amendment No. 2 to
                                   Schedule TO
                Tender Offer Statement under Section 14(d)(1) or

             Section 13(e)(1) of the Securities Exchange Act of 1934



                               PS FINANCIAL, INC.
--------------------------------------------------------------------------------
                       (Name of Subject Company (issuer))

                           PS FINANCIAL, INC. - ISSUER
--------------------------------------------------------------------------------
        (Names of Filing Persons (identifying status as offeror, issuer or other person))

                    Commons Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74437V109
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                               Kimberly P. Rooney
                               PS Financial, Inc.
                             4800 South Pulaski Road
                             Chicago, Illinois 60632
                                 (773) 376-3800
--------------------------------------------------------------------------------

                 (Name, address, and telephone numbers of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                   Copies to:

                            Martin L. Meyrowitz, P.C.
                                Beth A. Freedman
                         Silver, Freedman & Taff, L.L.P.
                           1100 New York Avenue, N.W.
                             Washington, D.C. 20005
                                 (202) 414-6100
--------------------------------------------------------------------------------

                                  March 1, 2000
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE



      Transaction valuation*                      Amount of filing fee
------------------------------------        ---------------------------------
         $4,840,941                                      $969
------------------------------------        ---------------------------------

* Calculated solely for the purpose of determining the filing fee, based upon the purchase of 333,858 shares at the maximum tender offer price of $14.50 per share.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:       $969            Filing Party:   PS Financial, Inc.

Form or Registration No.:     Schedule TO     Date Filed:     March 1, 2000
                              5-49479

[ ]      Check  the  box  if  the  filing   relates   solely  to  preliminary
         communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

Item 11.  Additional Information.

         The information set forth in the Offer to Purchase and Letter of Transmittal, as modified by the information on the press releases contained at Item 12(a), is incorporated herein by reference.


Item 12.  Exhibits.


     (a)  (2) (8) Text of Press  Release  issued by the Company,  dated April 3,
                  2000; and
              (9) text of  Press  Release issued by the Company,  dated April 5,
                  2000.


     (b)  Not applicable.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

     (f)  Not applicable.

     (g)  Not applicable.

     (h)  Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.


April 5, 2000                     PS FINANCIAL, INC.


                                  By:      /s/ Kimberly P. Rooney
                                           -------------------------------------
                                           Kimberly P. Rooney
                                           President and Chief Executive Officer

                                                                Exhibit (a)(2)-8


CONTACT:
Kimberly P. Rooney, CEO/President
         PS Financial, Inc.
         (773) 376-3800


IMMEDIATE RELEASE: April 3, 2000


                          PS FINANCIAL, INC. ANNOUNCES
                       PRELIMINARY RESULTS OF TENDER OFFER

         Chicago, Illinois ... PS Financial, Inc. (NASDAQ NMS: PSFI) announced today preliminary results of the modified dutch auction tender offer that expired on Wednesday, March 29, 2000. Approximately 423,000 shares were tendered at $12.00 per share. PS Financial expects to purchase 367,244 of these shares, which represents approximately an 87% proration for shares tendered at that price. Both the number of shares and the share price set forth above are preliminary and are subject to verification by First Bankers Trust Co., which acted as the depositary in the offer. The actual number of shares to be purchased and the price per share will be announced within several days upon completion of the verification process. It is currently expected that payment for all shares purchased will be made on or about Wednesday, April 5, 2000.

         The tender offer was commenced on March 1, 2000. Under the terms of the offer, PS Financial, Inc. originally offered to repurchase up to 333,858 shares of its common stock within a price range of $12.00 per share to $14.50 per share (with the ability to repurchase up to an additional 2% of the outstanding shares, as desired). Based upon the preliminary results, the value of the shares to be purchased will be $4.4 million. The preliminary number of shares to be purchased represents approximately 22% of PS Financial, Inc.'s 1,669,290 shares of common stock outstanding on March 31, 2000. A total of 830,368 shares were tendered. This 22% share repurchase is one tool the company has utilized in conjunction with regular and special cash dividends and on-going share repurchases to enhance stockholder value. The board of directors will continue to explore and implement all possible ways to enhance stockholder value.

         PS Financial, Inc. is a savings and loan holding company based in Chicago, Illinois, and has approximately $121 million in total assets. Its subsidiary bank, Preferred Savings Bank, has one banking office serving the southwest side of Chicago and Cook County, Illinois.

                                                                Exhibit (a)(2)-9



CONTACT:
Kimberly P. Rooney, CEO/President
         PS Financial, Inc.
         (773) 376-3800


IMMEDIATE RELEASE:  April 5, 2000


                          PS FINANCIAL, INC. ANNOUNCES
                          FINAL RESULTS OF TENDER OFFER

     Chicago, Illinois ... PS Financial, Inc. (NASDAQ NMS: PSFI) announced today final results of the modified dutch auction tender offer that expired on Wednesday, March 29, 2000. Consistent with preliminary results released April 3, 2000, PS Financial, Inc. will purchase 367,244 shares at $12.00 per share. The final result represents approximately a 91% proration of shares tendered at that price. The value of the shares to be purchased is $4.4 million and the number of shares to be purchased represents approximately 22% of PS Financial, Inc.'s 1,669,290 shares of common stock outstanding on April 5, 2000. After the transaction, there will be 1,302,046 shares of common stock outstanding.

     "We are pleased with the success of the tender offer," stated Chief Executive Officer and President Kimberly P. Rooney. "At the price level at which the shares were repurchased, this transaction is accretive to earnings per share."

     PS Financial, Inc. is a savings and loan holding company based in Chicago, Illinois and has approximately $118 million in total assets (after completion of the tender transaction). Its subsidiary bank, Preferred Savings Bank, has one banking office serving the southwest side of Chicago and Cook County, Illinois.